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                                       Conolog
                                   CORPORATION

              5 Columbia Road, Somerville, New Jersey 08876-3588 /
                       908-722-8081 FAX NO. 908-722-5461


                                                                    May 4, 2006
VIA EDGAR
---------
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attn:    Russell Mancuso, Esq.
         Branch Chief

         Re: Conolog Corporation (the "Company")
             Registration Statement on Form SB-2-No. 333-133208 (the "Filing")

Dear Commissioners:

         Please note that this letter supersedes and replaces the Company's letter to the Security and Exchange Commission dated May 2, 2006. Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the Filing be accelerated and that the Filing become effective at 4:30 p.m. on Friday, May 5, 2006 or as soon thereafter as possible. The Company hereby acknowledges that:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

          o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       Very truly yours,


                                       CONOLOG CORPORATION


                                       By: /s/ Robert Benou
                                           ---------------------------
                                               Robert Benou
                                               Chief Executive Officer


cc:  Alan Morris, Esq. (via facsimile)
     Barbara R. Mittman, Esq. (via facsimile)